Exhibit 11. Earnings per share

ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2005	2004	2005	2004
Net income	$2,615	$2,340	$3,569	$15,133
Weighted shares outstanding	7,327	7,263	7,318	7,195

Basic earnings per share	$0.36	$0.32	$0.49	$2.10

(Net income divided by shares outstanding)

Dilutive securities (options outstanding)	16	113	16	113

Weighted shares, diluted	7,343	7,376	7,334	7,308

Fully diluted Earnings per share	$0.36	$0.32	$0.49	$2.07

(Net income divided by dilutive shares)